UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              KESTREL ENERGY, INC.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   492545 10 8
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                                 (CUSIP Number)


                  S. Lee Terry, Jr., Davis Graham & Stubbs LLP,
                     1550 17th Street, #500 Denver, CO 80202
                                 (303) 892-7400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 30, 2005
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Samson Oil & Gas N.L.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      OT
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Australia
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                         7     SOLE VOTING POWER

       NUMBER OF               10,680,910
         SHARES          -------------------------------------------------------
      BENEFICIALLY       8     SHARED VOTING POWER
        OWNED BY
          EACH                 0
       REPORTING         -------------------------------------------------------
         PERSON          9     SOLE DISPOSITIVE POWER
          WITH
                               10,680,910
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,680,910
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      82.1%
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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Item 1.     Security and Issuer.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc. (the "Company"), 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

Item 2.     Identity and Background.

      (a)   Name.  Samson Oil & Gas N.L.,  formerly known as Samson  Exploration
            N.L.

      (b) Business address. Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   An investment corporation registered in Australia

      (d)   None

      (e)   None

DIRECTORS AND OFFICERS OF REPORTING PERSON:

      (a)   Name. Malcolm Alec Burne, Company Director

      (b) Business address. Leigh Cottage, 3 Claremont Drive, Claremont Park, Esher, Surrey, United Kingdom KT10 9LU

      (c) Managing Director for Golden Prospect Plc, a publicly traded United Kingdom mining investment company, 1st Floor, 143-149 Great Portland Street, London, England W1N 5FB

      (d)   None

      (e)   None

      (f)   British

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      (a)   Name. Neil Thacker MacLachlan, Company Director

      (b)   Business address. 42A Lennox Gardens, London, England SW1X 0DH

      (c) Consultant, Markham Associates, an investment and advisory company, same business address as above.

      (d)   None

      (e)   None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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      (f)   British

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      (a)   Name. David Thornwald Cairns, Company Director

      (b) Business address. 4th Floor, Griffin Centre, 28 The Esplanade, Perth, Western Australia 6000

      (c)   Geologist for Resolute Limited, same business address as above

      (d)   None

      (e)   None

      (f)   British

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      (a)   Name. Terry Barr, Company Director

      (b) Business address. 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401

      (c)   Managing Director for Samson, same business address as above

      (d)   None

      (e)   None

      (f)   Australian

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      (a)   Name. Denis Ivan Rakich, Company Director and Secretary

      (b) Business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   Director of Elstree Nominees Pty Ltd, same business address as above

      (d)   None

      (e)   None

      (f)   Australian


Item 3.     Source and Amount of Funds or Other Consideration.

            On June 30, 2005, the Company's majority shareholder, Samson Oil & Gas N.L. ("Samson"), entered into a Revolving Credit Loan Agreement for a line of credit for a maximum loan of $3,500,000 (the "Agreement") and a Revolving Master Credit Note in the same amount (the "Loan"). Samson has the option to

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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convert all or any portion of the unpaid  principal  and interest owed under the
Note into Shares at a conversion price of $1.50 per Share, initially 2,333,333 Shares based on the principal amount. Because the amount of unpaid principal and interest varies from time to time, the actual number of Shares into which the Note may be converted will likewise vary. Amounts drawn on the Loan will be from Samson's working capital.

Item 4.     Purpose of Transaction.

            The Loan was acquired for investment purposes, but Samson is expected to purchase additional Shares if offers made to certain non-U.S. holders of the Company's Shares are accepted.

Item 5.     Interest in Securities of the Issuer.

      (a) 10,680,910 Shares of Common Stock (82.1%) beneficially owned, which includes 8,347,577 and the Convertible Note for 2,333,333 additional Shares.

      (b) Number of Shares as which there is Sole Power to Vote - 10,680,910 Shared Power to Direct the Vote - 0 Sole Power to Direct the Disposition - 10,680,910 Shared Power to Direct to the Disposition - 0

      (c) See Item 3. On June 27, 2005, Samson acquired 167,600 additional shares of common stock. Samson acquired the shares by exchanging shares of its own stock for shares of the Company's common stock. The exchanges were made with non-U.S. holders of the Company's common stock.

      (d)   None

      (e)   Not applicable

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits.

            Revolving Credit Loan Agreement and Revolving Master Credit Note filed as Exhibit 10.1 to the Company's Form 8-K dated June 30, 2005 and incorporated by reference herein.

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 6, 2005
                                       -----------------------------------------
                                       Date

                                       SAMSON OIL & GAS N.L.


                                       /s/ Denis I. Rakich
                                       -----------------------------------------
                                       Signature

                                       Denis I. Rakich, Secretary
                                       -----------------------------------------
                                       Name/Title